Exhibit 21.1

List of Subsidiaries of Wetouch Technology Inc.

Name of Subsidiaries	Jurisdiction
Wetouch Holding Group Limited	British Virgin Islands
Hong Kong Wetouch Electronics Technology Limited	Hong Kong
Sichuan Wetouch Technology Co., Ltd	The People’s Republic of China